Exhibit 99.3

MANAGEMENT SERVICES AGREEMENT

Made and signed in Tel Aviv on November 24, 2015

Between:	BOS-Dimex Ltd., private company no. 512236431
Of 20 Freiman Street, Rishon Lezion 7535825
(Hereinafter: the "Company");

Of the first part;

And:	iDnext Ltd., private company no. 512494014
Of 3 Netz Street, Ramat Gan 5258603 (Hereinafter: the "Management Company" or "iDnext");

Of the second part;

Whereas	On November 24, 2015 iDnext and Next-Line Ltd., private company no. 514182856 (hereinafter: the "Sellers"), signed an agreement with the Company for sale of the Acquired Operation, whereto this Agreement is an annex (hereinafter: the "Agreement for the Sale of Business Operations"); and

Whereas	The Company wishes iDnext to manage the Acquired Operation in the Measurement Period (subject to the provisions of the sale agreement) exclusively through Moti and Eran (hereinafter: the "Management Services" or the "Services"), all in the manner, under the terms and conditions and for the consideration set forth in this Agreement; and

Whereas	iDnext has agreed to provide the Management Services to the Company exclusively through Moti Harel, I.D. 002174662, and Eran Harel, I.D. 032184442 (hereinabove and hereinafter: "Moti" and "Eran", respectively); and

Whereas	iDnext warrants that Moti and Eran possess the expertise, experience, knowledge and means to provide the Management Services; and

Whereas	On the basis of the foregoing, the Company wishes to enter into an engagement with iDnext for the receipt of the Management Services, and iDnext wishes to enter into an engagement with the Company for the provision of the Management Services as an independent contractor, all in accordance with the provisions of this Agreement; and

Whereas	The parties agree that this Agreement is subject to the Agreement for the Sale of Business Operations, the definitions and performance thereof;

NOW THEREFORE, THE PARTIES WARRANT AND STIPULATE AS FOLLOWS:

1.	Definitions and Interpretation

1.1	The Recitals to this Agreement form an integral part hereof.

1.2	The captions of the clauses are for the sake of convenience only and shall not serve for the purposes of the interpretation of this Agreement.

1.3	Any term that is not expressly defined in this Agreement shall have the meaning ascribed to it in the Agreement for the Sale of Business Operations.

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2.	iDnext's Warranties

iDnext warrants and covenants that:

2.1	There are no limitations or undertakings, by law or agreement, of any and all kinds, which restrict or prevent it and/or Moti and Eran from providing the Services and from fulfilling all other obligations pursuant to this Agreement.

2.2	Moti and Eran possess all the knowledge, experience, means and expertise that are required for the provision of the Services, and they shall provide the Services professionally, their being of a high professional quality and standard, with dedication and skill.

2.3	iDnext shall report to the Company on its activities regularly and fully with respect to the provision of the Services in a manner allowing for the receipt of complete, appropriate and efficient information on its activities.

2.4	In providing the Services, iDnext and/or Moti and/or Eran shall not breach, and shall not cause the breach of, the rights of any third party, including intellectual property rights, directly and/or indirectly.

3.	Provision of the Services and the Framework for the Provision Thereof

3.1	The Services shall be provided by iDnext, exclusively through Moti and Eran.

3.2	It is hereby understood that iDnext is exclusively liable for all payments, compensation, provisions and considerations owed (to the extent that they shall be owed) to Moti and Eran for the supply of the Services to the Company hereunder. Without derogating from the provisions of clause 9 below, iDnext warrants that the provisions of this Agreement shall not create an employer-employee relationship between the Company and iDnext and/or Moti and/or Eran.

3.3	The Management Services shall be provided, inter alia, from the offices of the Company.

4.	The Company's Warranties and Covenants

4.1	The Company warrants and covenants that there is no prevention against its engagement with iDnext in accordance with the terms and conditions of this Agreement and the performance of all of its obligations to iDnext as set forth herein, and that in receiving the Services it is not in breach of any prior undertaking to any third party and/or has no conflict of interest and/or is not in breach of any duty of fidelity.

4.2	The Company covenants that subject to the complete fulfillment of all of iDnext's undertakings pursuant to the terms and conditions of this Agreement, the Company shall pay the Management Company the Consideration as provided in clause 6 below.

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5.	The Transaction between the Parties

5.1	iDnext shall provide the Services to the Company during the term of this Agreement.

5.2	On the Cutoff Date Moti shall be appointed as a vice president of the Company, and together with Eran they shall manage the Acquired Operation during the term of this Agreement. From the organizational aspect, the Company CEO shall serve as Moti's and Eran's manager.

5.3	As a vice president of the Company Moti shall be subject to all duties of loyalty and care applying to officers of the Company.

5.4	The Management Company covenants that Moti and Eran shall perform their duties with dedication and loyalty and shall devote all of their time, energy and expertise, to the extent required, to the performance of the Services.

5.5	During the term of the Agreement, Moti and Eran shall not be entitled to engage in any other business activity in any field whatsoever, directly or indirectly, other than with the Company's advance written consent.

5.6	In the case of leave or any planned absence by Moti or Eran, the Management Company shall coordinate such absence with the Company in advance, specifying the maximum duration of the absence. With regard to unplanned absence, the Company shall be informed immediately.

5.7	This Agreement is for the Measurement Period only, save and except where the parties shall agree otherwise, in advance and in writing. By no later than three months prior to the termination of the Services Agreement, the parties shall discuss the possibility of its renewal and the terms and conditions thereof.

6.	The Consideration Payable to iDnext

Against the fulfillment of all of iDnext undertakings pursuant to this Agreement in a complete and timely manner, and in consideration for the provision of the Management Services, the Company shall pay iDnext the Consideration as set forth below:

6.1	A monthly consideration (including car running costs) in the amount of NIS 33,333 plus VAT at the applicable rate on the date of actual payment (hereinafter: the "Management Fees"). The Management Fees shall be paid against a duly made tax invoice issued by iDnext.

6.2	In addition to the Management Fees, the Company shall pay iDnext sums as a bonus (hereinafter: the "Bonus") to the extent that Moti and Eran shall succeed in leading the Acquired Operation to achieve an operating profit as set forth below. The operating profit shall be measured according to the Company's books of account, accounting for the Acquired Operation as an independent profit center, which shall be entered on the Company's books separately from the Company's operations prior to the signing of this Agreement.

6.2.1	The Company shall pay iDnext a Bonus for 2016 in respect of the operating profit of the Acquired Operation in accordance with one of the clauses, 6.2.1.1, 6.2.1.2 or 6.2.1.3, below:

6.2.1.1	If the operating profit for 2016 is more than NIS 750,000 but no more than NIS 1,250,000, the Company shall pay iDnext the sum of NIS 60,000 plus VAT at the applicable rate.

6.2.1.2	If the operating profit for 2016 is more than NIS 1,250,000 but no more than NIS 1,500,000, the Company shall pay iDnext the sum of NIS 140,000 plus VAT at the applicable rate.

6.2.1.3	If the aforesaid operating profit is more than NIS 1,500,000, the Company shall pay iDnext the sum of NIS 210,000 plus VAT at the applicable rate.

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6.2.2	The Company shall also pay iDnext an additional Bonus in respect of the operating profit of the Acquired Operation for 2017, in accordance with one of the clauses, 6.2.2.1, 6.2.2.2 or 6.2.2.3, below:

6.2.2.1	If the operating profit for 2017 is more than NIS 750,000 but no more than NIS 1,250,000, the Company shall pay iDnext the sum of NIS 60,000 plus VAT at the applicable rate.

6.2.2.2	If the operating profit for 2017 is more than NIS 1,250,000 but no more than NIS 1,500,000, the Company shall pay iDnext the sum of NIS 140,000 plus VAT at the applicable rate.

6.2.2.3	If the aforesaid operating profit 16 is more than NIS 1,500,000, the Company shall pay iDnext the sum of NIS 210,000 plus VAT at the applicable rate.

6.2.3	To guarantee the payment of the Bonuses as set forth in this Agreement, the Company shall deposit with a trustee two cheques made to the order of iDnext, dated May 20, 2017 and May 20, 2018. No amount shall be entered on the cheques. The parties shall enter into a trust agreement with an agreed trustee, which shall contain provisions with respect to entering the sums on the cheques and their delivery to iDnext where iDnext is entitled to the Bonuses and they were not paid in a timely manner, all as set forth in this Agreement and in the trust agreement. The parties shall bear the costs of the trustee in equal parts. For the avoidance of doubt, all payments that shall be paid to iDnext as Bonuses as provided above are irrevocable. The measurement years shall be considered jointly and not severally, in such manner that the calculation of the operating profit shall be the average for the measurement years. Should the average calculation indicate that the Sellers were paid an excess amount in respect of 2016 the Buyer shall be entitled to offset such excess amount from the payment owed to the Sellers for 2017, to the extent that any payment shall be owed. In any case where such offset is not possible, the Sellers shall refund the excess payment paid in respect of 2016 by no later than 12 months from the date of delivery of said calculation to them by the Company.

6.2.4	In the case of late payment of any Bonus, it shall bear annual arrears interest at the prime rate plus 4% p.a.

6.3	Measurement of the operating profit for the purpose of calculating the Bonuses commencing on January 1, 2016 shall be made in accordance with the Company's accounting policy based on US GAAP, and subject to the following rules:

6.3.1	Software development costs: A separation shall be made between development costs expended for maintenance purposes, which shall be recorded as an expense on the profit center's statement of income in the year in which the expenses were created, and substantial development costs expended in order to create a new advantage and which are expected to yield a profit commencing in 2018 and thereafter, which shall not be taken into account in calculating the profit of the Acquired Operation;

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6.3.2	It is hereby understood that all Software expenses incurred for maintenance purposes, even if substantial, shall be recorded as an expense of the profit center;

6.3.3	Amortization of intangible assets that shall be derived by the Company as a result of the acquisition of the operation and Software depreciation shall not be taken into account in calculating the profit of the Acquired Operation;

6.3.4	The existing cost structure of the Acquired Operation shall be retained by the Company, and for the purpose of calculating the profit of the Acquired Operation, no overhead burden of the Company shall be added to the Acquired Operation. A document detailing the structure of the income and expenditures of the Acquired Operation (including an estimate in the event of growth of the Acquired Operation and reference to the distribution of income in the event of cross sales between the Buyer and the Acquired Operation) shall be attached as Annex 6.3.4 to this Agreement by no later than January 1, 2016;

6.3.5	Commissions paid to the Company's salespeople in respect of sales of products of the Acquired Operation shall be deducted from the operating profit, and commissions in respect of sales of the Company's products by iDnext shall be added to the operating profit of the Acquired Operation;

6.3.6	Rental costs, management fees and municipal rates and taxes relating to the Acquired Operation in a monthly amount of NIS 4,500 shall be deducted from the operating profit;

6.3.7	Payment of a Bonus in accordance with this clause above and/or a success fee under clause 6.2 of the Agreement for the Sale of Business Operations shall not be taken into account in calculating the operating profit of the Acquired Operation.

6.4	iDnext (and/or Moti and/or Eran) shall not be entitled to any additional payment in respect of the Services and/or with respect to this Agreement over and above that which is set forth in this clause 6 (subject to its terms and conditions) regardless of the reason for such payment, during the provision of the Services or on completion thereof, or following the termination of the supply of the Services, for any reason whatsoever.

7.	The Engagement, Term of the Engagement and Termination Thereof

7.1	The period in which the Services shall be provided is the Measurement Period.

7.2	Notwithstanding the foregoing, it is agreed that the Company, and only the Company, may, by a resolution passed by the board of directors of the Company, terminate the engagement as provided in this Agreement at any and all times at its exclusive and absolute discretion and without being required to give grounds for its decision, following written notice given 14 days in advance. Without derogating from the generality of the foregoing, it is understood that if and to the extent that the Acquired Operation shall be discontinued for any reason, the Services Agreement shall be terminated as well.

7.3	Additionally, the Company may terminate the engagement forthwith, without any advance notice being required, in the case of a fundamental breach of this Agreement and/or a covenant of Eran and Moti set forth at the end of this Agreement. For the purposes of this clause, the breach of any of the following clauses: 2, 3, 5, 9, 10, 11, 12 and 13 shall be deemed a fundamental breach of this Agreement.

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7.4	Notwithstanding the provisions of this Agreement, it is agreed that:

7.4.1	To the extent that Services shall not be provided by iDnext through Moti and Eran and/or to the extent that iDnext shall initiate the termination of this Agreement other than as a result of force majeure and/or the incompetence of Moti and/or Eran prior to December 31, 2016, iDnext's right to receive any payments in respect of the years 2016 and 2017 as provided in clauses 6.2.1 and 6.2.2 shall expire, and it shall not be paid any additional sum whatsoever in respect of said years.

7.4.2	To the extent that the Services are not provided by iDnext through Moti and Eran and/or to the extent that iDnext has initiated the termination of this Agreement other than as a result of force majeure and/or the incompetence of Moti and/or Eran in the period from January 1, 2017 through to December 31, 2017, iDnext's right to receive any payments in respect of the years 2016 and 2017 as provided in clauses 6.2.1 and 6.2.2 shall expire, and it shall refund the Bonuses it had received, to the extent any were received, in respect of clause 6.2.1.

7.4.3	The Management Fees in respect of the Services Agreement under clause 6.1 above (in the amount of NIS 400,000 p.a. plus VAT at the applicable rate on the payment date) shall be paid pro rata according to the months in which the Services were provided until the date of termination of the provision of the Services or termination of the Services Agreement, and the Management Fees in respect of the period in which the Services were provided shall not be refunded in any case. Where the Agreement is terminated by the Company pursuant to clause 7.2 above, the Bonus amounts shall be calculated and paid pro rata only in respect of the period that preceded the date of termination of the Agreement.

8.	Future Collaboration

8.1	Without derogating from the provisions of clause 5.1, it is agreed that in light of the Company's wish to benefit from Moti's and Eran's experience in the interests of growing the Company's existing business, the parties shall, by no later than April 15, 2017 and subject to the operating profit in 2016 being no less than NIS 875,000, discuss the inclusion of Moti and Eran in an operation that will generate growth in the Company's existing business and the appropriate compensation for this. Said compensation shall be paid through an employment agreement and pay slip or as management fees, as per the decision of Moti and Eran.

9.	Confidentiality

9.1	The parties hereby espouse in the framework of this Agreement the non-disclosure, non-solicitation and non-competition clauses in the Agreement for the Sale of Business Operations and covenant in accordance therewith.

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10.	Intellectual Property

10.1	iDnext warrants that use by iDnext, Moti and/or Eran of the IP, including use of the Software and the sale thereof to the Company or assignment of the right of use thereof, and use by the Company of the foregoing after the date of the closing of the sales transaction of the operation in the same manner in which they were used by the Sellers, shall not constitute an infringement of the intellectual property rights of any third party, and there is no other prevention against the use of the IP by the Company and iDnext (including Moti and/or Eran) in the same manner in which the Sellers used same as at the date of signing of the Agreement for the Sale of Business Operations.

10.2	iDnext further warrants that all intellectual property rights that shall be created in connection with the provisions of Services to the Company hereunder, including with respect to any and all patents, inventions, creations, innovations, developments, ideas, technologies, work methods, processes, research data, reports, plans, specifications and/or any and all other rights (hereinafter: the "Rights") shall be wholly and absolutely owned by the Company, that iDnext, Eran or Moti do not and shall not have any right of any and all kinds thereto, and that the Company shall be entitled to make any and all use and/or dispositions thereof at its absolute discretion, including registration of the Rights in the Company's name. iDnext covenants to perform all acts required in order to assign and/or register the Rights in the Company's favor and/or to ensure the Company's IP rights to such Rights, in Israel or abroad, during the term of this Agreement and thereafter. The parties agree and warrant that the Consideration and all accompanying conditions under this Agreement shall constitute the sole and exclusive consideration pursuant to the provisions of section 134 of the Patents Law of 1976 whereto iDnext, Moti and/or Eran shall be entitled in respect of any invention, irrespective of the future value of the invention, and in no case shall iDnext, Moti and/or Eran be entitled to an additional consideration. For the avoidance of doubt, it is understood that the Company shall exclusively bear any and all costs necessary for the registration of the Rights in favor of the Company and/or to secure the Company's IP rights.

10.3	The provisions of clause 10.2 above shall not derogate from the provisions of clause 6.6.3 of the Agreement for the Sale of Business Operations.

11.	Contractor-Client Relationship; Non-Applicability of an Employer-Employee Relationship

11.1	iDnext hereby warrants that there is no employer-employee relationship and none shall apply, nor a partnership relationship or joint venture between the Company and iDnext, and that iDnext is employed by the Company as an independent contractor, and that this Agreement or any part hereof shall not create a partnership relationship, joint venture or employer-employee relationship between the Company and iDnext. iDnext covenants to fully and immediately indemnify the Company in respect of any and all damages, expenses or payments that the Company shall be required to bear following an argument and/or legal action relating to the existence of an employer-employee relationship between the Company and Moti and/or Eran.

12.	iDnext's Liability

12.1	iDnext shall be liable for any and all damages that shall be caused, directly or indirectly, in whole or in part, as a result of (a) a negligent act or omission by Moti and/or Eran and/or iDnext performed without the Company's approval, or in breach of the fiduciary duties of Moti and/or Eran to the Company in connection with the provision of the Services; (b) a breach of iDnext's undertakings pursuant to this Agreement. iDnext covenants to compensate and indemnify the Company for any such damage that shall be caused to the Company, plus any and all expenses that shall be incurred by the Company as a result thereof.

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12.2	It is understood that the provisions of clause 10.2 shall remain in force and effect and shall be binding upon iDnext and the Company also after the end of the term of the Agreement or after the annulment hereof, other than with respect to new IP that is developed after the return of the IP in a case where the Acquired Operation is discontinued as set forth in clause 6.6.3 of the Agreement for the Sale of Business Operations. It is understood that the provisions of clause 10.1 shall remain in effect and shall be binding upon iDnext also after the end of the term of the Agreement or after the annulment hereof, for any reason whatsoever.

13.	Assignment of Rights and Obligations

13.1	iDnext is aware that a fundamental condition for the Company's engagement with iDnext in this Agreement is that the Services hereunder shall be provided for the duration of the term of the Agreement by Moti and Eran, personally and exclusively, in the framework of iDnext.

13.2	iDnext shall not be entitled to assign and/or transfer its rights and/or obligations hereunder, in whole or in part, to any other party, unless the Company has given its advance written consent thereto.

14.	Miscellaneous

14.1	This Agreement expresses all agreements between the parties and supersedes and annuls any and all agreements, understandings, offers, prior representations, negotiations, engagements, memoranda of agreement or other covenants, in writing or orally, made by and between the parties until the date of execution of this Agreement, to the extent that any had existed, with respect to the Services.

14.2	The Consideration whereto iDnext is entitled under this Agreement is final and includes all sums that shall be owed to iDnext by the Company in respect of the Services, unless otherwise decided by the Company, set down in writing and signed by both parties.

14.3	iDnext, Moti and Eran are not entitled to any payment and/or right and/or benefit in addition to that which is expressly provided in this Agreement and in the Agreement for the Sale of Business Operations, unless and to the extent that this shall be agreed by and between the parties, set down in writing and signed by both parties.

14.4	Where by virtue of any law a withholding tax obligation shall apply when any payment that the Company is required to pay iDnext by virtue of this Agreement is made, such tax shall be withheld by the Company according to the rate prescribed in the certificate that iDnext shall deliver to the Company, or, in the absence of an appropriate certificate, according to the rate prescribed in the law.

14.5	Any modification to this Agreement or waiver of a condition determined herein shall require a written instrument signed by both parties; otherwise they shall not be valid.

14.6	A party to this Agreement shall not be deemed to have waived a right created for such party hereunder as a result of not having insisted upon the immediate enforcement thereof and/or as a result of having granted the counterparty an extension or delay; any waiver or extension granted by a party in a particular case shall not be deemed a waiver or extension in any other case, whether with respect to the same matter or any other matter.

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14.7	Any dispute and/or disagreement between the parties with respect to this Agreement and that which arises from this Agreement and/or relating to the performance of this Agreement and/or the execution of acts hereunder shall be resolved in negotiations between the parties, and in the absence of agreement, the parties shall attempt to resolve such dispute and/or disagreement through a conciliator and/or conciliators, the identity whereof shall be agreed by and between the parties (hereinafter: the "Conciliators"). Should the parties fail to reach an agreement on the identity of the Conciliators, the Conciliator shall be determined by the Chairman of the Israel Bar Association.

To the extent that the Conciliators shall not succeed in resolving any dispute within 30 days from the date whereon a party had so requested of them, the dispute shall be referred for decision by the court possessing subject matter jurisdiction, domiciled in the city of Tel Aviv – Jaffa only.

14.8	The addresses of the parties to this Agreement are as set forth in the Recitals hereto. Any notice by a party to the counterparty shall be deemed to have reached its destination upon delivery in person or after 72 hours have elapsed from the time it was sent by registered mail.

IN WITNESS WHEREOF THE PARTIES HAVE SIGNED:

iDnext Ltd.	BOS-Dimex Ltd.

We hereby acknowledge and covenant that the Services in this Agreement shall be exclusively provided by us, at our sole liability. As a vice president of the Company I (Moti) shall be subject to all fiduciary duties applying to an officer of the Company, and we both covenant that we shall fulfill our duties with dedication and loyalty and shall devote all our time, energy and expertise, to the extent required, to the performance of the Services.

By affixing my signature, I, Moti Harel, guarantee the fulfillment of iDnext's undertakings to compensation and indemnification as set forth in clause 12 of this Agreement. It is expressly agreed that the Company is entitled to approach me and exercise this guarantee also before it has taken action or exhausted any proceedings against iDnext.

We hereby further agree to hereby espouse the formulation of clause 11.7 of the Agreement for the Sale of Business Operations ("Non-Solicitation; Non-Competition; Non-Disclosure") in the framework of this Agreement and covenant to satisfy its requirements, subject to the terms and conditions set forth therein.

We further warrant that that there is no employer-employee relationship and none shall apply between us and the Company, and that this Agreement or any part hereof shall not create an employer-employee relationship between us and the Company. We received an offer from the Company to be assimilated as employees of the Company for the performance of the activities included in the Services, but we refused, and according to our discretion the engagement for the provision of the Services is made with iDnext.

Moti Harel	Eran Harel

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